Peter M. Fass
Member of the Firm
Direct Dial 212-969-3445

April 27, 2009

VIA ELECTRONIC TRANSMISSION
AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Sonia Gupta Barros

Re:	American Realty Capital Trust, Inc.
Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 4 to Form S-11
Filed April 14, 2009
File No. 333-145949

Dear Ms. Barros:

This firm represents American Realty Capital Trust, Inc. (the “Company”) in connection with its registration under the Securities Act of 1933.  In furtherance thereof, we are submitting the following response to your comments discussed on a call with Peter Fass on April 14, 2009 with respect to the Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 4 to Form S-11 (the “POS 4”) that was filed on April 14, 2009 with the SEC.

All fees paid to the Advisor and all fees due the Advisor and waived by the Advisor are disclosed on page 3 of Supplement No. 8 in POS 4.  As indicated on page 3 under "Status of Fees Paid and Deferred" all fees and reimbursements due the Advisor were paid and no fees are accrued and not paid-- just waived as disclosed.

Brian S. Block, as Chief Financial Officer, is the Company’s Principal Financial Officer.  His position as Principal Financial Officer will be reflected accordingly in future signature blocks to the Company’s S-11.

Regards,

/s/ Peter M. Fass

Peter M. Fass